D. Andrew Edwards | Vice President and Chief Financial Officer Tredegar Corporation | www.tredegar.com 1100 Boulders Parkway | Richmond, VA 23225 Office: +1-804-330-1110 | Cell: +1-804-819-9227

August 8, 2016

By EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. John Cash, Branch Chief
Division of Corporation Finance
Office of Manufacturing and Construction

Re:        Tredegar Corporation
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-10258

Dear Mr. Cash:

As Vice President and Chief Financial Officer of Tredegar Corporation, I am transmitting our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, which was received via email on August 2, 2016. When used in this letter, the words “Company,” “Tredegar,” “we,” “us,” and “our” refer to Tredegar Corporation.

Set forth below are our responses to the Staff’s comments. For convenience, each Staff comment is reproduced in italics, numbered to correspond with the paragraph numbers assigned in the July 14, 2016 comment letter, and is followed by our corresponding response.

Executive Summary – General, page 19

1. We note that you recorded an impairment charge of $44.5 million to write-off all of the goodwill associated with Flexible Packaging Films. Please direct us to early warning disclosures made in Form 10-K and Forms 10-Q as specified by ASC 275-10-50 or tell us why no early warning disclosures were made.

Response
We perform our annual goodwill impairment assessment on December 1 of each year. Our assessment as of December 1, 2014 indicated no impairment. The following disclosure about our outlook for the flexible packaging films business, which is also referred to as Terphane and headquartered in Brazil, was provided on page 20 of our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on March 2, 2015 (within the second paragraph of the “Outlook” subsection of the “Film Products” section of the “Executive Summary” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”)) as follows:

“…Film Products anticipates that market share in Brazil and other parts of Latin America will improve in the second half of 2015 and into 2016 as a result of increased capacity. With industry projections for annual global growth of PET films of approximately 7% through 2018, Film Products expects global supply-demand dynamics to improve in the coming years.”

During the first half of 2015, we continued to ramp-up production on recently added capacity in Brazil. During that time, the business environment in Brazil was not progressing towards improvement as previously anticipated, and there were indications of continued competitive pressures, unfavorable economic conditions and excess global supply. Accordingly, we added an early warning disclosure on page 25 of our Quarterly Report on Form 10-Q for the period ended June 30, 2015 filed with the Commission on July 30, 2015 (within the “Outlook” subsection of the “Film Products” section of the “Executive Summary” in MD&A) as follows:

“The operations of flexible packaging films continue to be adversely impacted by competitive pressures that are primarily related to continuing unfavorable economic conditions in its primary market of Brazil and excess global capacity in the industry. The Company’s management is currently estimating the projected timing of a recovery. The value of this business (which represents the PET Films reporting unit) is dependent upon the timing and extent of the market recovery, and changes in the Company’s previous assessment could trigger an impairment of certain intangible assets. The total carrying value of the net assets for the flexible packaging films was approximately $200 million as of June 30, 2015, including intangible assets not currently subject to amortization of $55 million.”

2. Further, we note that a future impairment of remaining goodwill could be material to results of operations. In future filings please provide risk factor disclosure to discuss the risks associated with possible future impairments.

Response
In response to the Staff’s comment, we intend to include risk factor disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2016, in Part II - Other Information, Item 1A. Risk Factors, and in our Annual Report on Form 10-K for the year ended December 31, 2016, in Part I, Item 1A. Risk Factors, to read substantially as follows:

An impairment of our long-lived intangible assets, including goodwill, could have a material non-cash adverse impact on our results of operations. As of September 30, 2016, reporting units in PE Films and Aluminum Extrusions carried goodwill balances of $104.1 million and $13.7 million, respectively. The Company assesses goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis. The valuation of goodwill depends on a variety of factors, including the success of the Company’s business, global market and economic conditions, earnings growth and expected cash flows. Impairments to goodwill and other intangible assets may be caused by factors outside the Company’s control, such as increasing competitive pricing pressures, changes in foreign exchange rates, lower than expected sales and profit growth rates, and various other factors. Significant and unanticipated changes could require a non-cash charge for impairment in a future period, which may significantly affect the Company’s results of operations in the period of such charge.

******************

In connection with your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to me at (804) 330-1110.

Sincerely,

/s/ D. Andrew Edwards

D. Andrew Edwards
Vice President and Chief Financial Officer

Copy:    John D. Gottwald
Michael J. Schewel
Frasier W. Brickhouse, II
Thomas G. Snead, Jr.
Sarah C. Martin
W. Lake Taylor, Jr.